Filed Pursuant to Rule 424(b)(2)

Registration No. 333-200137

PROSPECTUS

Dividend Reinvestment and Stock Purchase Plan

500,000 Shares of Common Stock, $0.10 par value per share

We are pleased to offer you the opportunity to participate in the Seacoast Banking Corporation of Florida Dividend Reinvestment and Stock Purchase Plan, or the Plan. The Plan provides our shareholders and prospective shareholders with an easy and inexpensive way to invest in our common stock and to reinvest all or part of their cash dividends in additional shares of our common stock. The Plan holds shares of our common stock, which is listed on the NASDAQ Global Select Market under the symbol “SBCF.” On November 20, 2014, the closing price of our common stock was $13.03 per share.

Key features of the Plan allow you to:

☐	enroll in the Plan for free;

☐	buy shares through the Plan without brokerage fees or commissions;

☐	build your ownership over time;

☐	automatically and fully reinvest any cash dividends in whole and fractional shares;

☐	automatically purchase additional shares through optional monthly cash investments with transfers from your bank account of as little as $50 per month and achieve the benefits of dollar cost averaging over time;

☐	withdraw, transfer or sell your shares easily;

☐	own and transfer your shares without holding or delivering paper stock certificates (you may obtain a certificate for your shares at any time); and

☐	enroll in the Plan and access your account, and change your investment elections at any time over the Internet.

Investing in our common stock involves risks. You should carefully read and consider the risks included in our periodic reports and other information that we file with the Securities and Exchange Commission, including the information referred to under the heading “Risk Factors,” beginning on page 5 before investing in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts or deposits or obligations of any bank and are not insured by the FDIC or any government agency.

The date of this prospectus is November 21, 2014.

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

Please read this prospectus carefully and any accompanying prospectus supplements, which we refer to collectively as the “prospectus.” If you own shares of our common stock now, or if you decide to buy shares in the future, then please keep this prospectus with your permanent investment records, since it contains important information about our Dividend Reinvestment and Stock Purchase Plan.

You should rely only on the information contained or incorporated in this prospectus. We have not authorized anyone to provide you with different information. We are not offering any of our shares in any state or other jurisdiction where the offer or sale of shares is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date later than the date of this prospectus.

When used in this prospectus, the terms “Seacoast,” “company,” “issuer,” “we,” “our,” and “us” refer to Seacoast Banking Corporation of Florida and its consolidated subsidiaries, unless otherwise specified.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information about the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at www.sec.gov. In addition, since some of our securities are listed on the NASDAQ Global Select Market, you can read our SEC filings at the Nasdaq Stock Market, Inc., Reports Section, 1735 K Street N.W., Washington, D.C. 20006.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC’s rules allow us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not “filed” in accordance with SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2013, filed on March 17, 2014;

•	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2014, filed on May 12, 2014, for the quarter ended June 30, 2014, filed on August 11, 2014, and for the quarter ended September 30, 2014, filed on November 10, 2014;

•	Our Current Reports on Form 8-K or Form 8-K/A, as applicable, filed on January 2, 2014, January 14, 2014, February 25, 2014, March 6, 2014, March 11, 2014, March 20, 2014, March 25, 2014, April 28, 2014, May 22, 2014, September 19, 2014, October 1, 2014, October 27, 2014 and November 3, 2014;

•	The information incorporated by reference into Part III of our Annual Report from our Proxy Statement for 2014 Annual Meeting, filed on April 8, 2014; and

•	All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before the termination of this offering (except for information furnished to the SEC that is not deemed to be “filed” for purposes of the Exchange Act).

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request a copy of these filings, at no cost, by writing or telephoning us at:

Seacoast Banking Corporation of Florida

P.O. Box 9012

815 Colorado Avenue

Stuart, Florida 34995

Attention: Investor Relations

Telephone: (772) 287-4000

Facsimile: (772) 288-6012

We also maintain an Internet site at www.seacoastbanking.net at which there is additional information about our business, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this prospectus.

SPECIAL CAUTIONARY NOTICE REGARDING

FORWARD-LOOKING STATEMENTS

Certain of the statements made or incorporated by reference in this prospectus are “forward-looking statements” within the meaning of, and subject to the protections of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from those set forth in the forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “further,” “plan,” “point to,” “project,” “could,” “intend,” “target,” and other similar expressions or statements regarding future periods. These forward-looking statements may not be realized due to a variety of factors, including, without limitation:

•	the effects of future economic, business and market conditions and changes, domestic and foreign, including seasonality;

•	changes in governmental monetary and fiscal policies, including interest rate policies of the Board of Governors of the Federal Reserve System, or the Federal Reserve;

•	legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by our regulators, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and changes in the scope and cost of Federal Deposit Insurance Corporation, or the FDIC, insurance and other coverage;

•	changes in accounting policies, rules and practices and applications or determinations made thereunder;

•	the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values and liquidity of loan collateral, securities, and interest sensitive assets and liabilities;

•	changes in borrower credit risks and payment behaviors;

•	changes in the availability and cost of credit and capital in the financial markets;

•	changes in the prices, values and sales volumes of residential and commercial real estate in the United States and in the communities we serve, which could impact write-downs of assets, our ability to liquidate non-performing assets, realized losses on the disposition of non-performing assets and increased credit losses;

•	our ability to comply with any requirements imposed on us or on our banking subsidiary, Seacoast National Bank, by regulators and the potential negative consequences that may result;

•	our concentration in commercial real estate loans;

•	the failure of assumptions and estimates, as well as differences in, and changes to, economic, market and credit conditions, including changes in borrowers’ credit risks and payment behaviors from those used in our loan portfolio stress test;

•	the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services;

•	the failure of assumptions and estimates underlying the establishment of reserves for possible loan losses and other estimates;

•	the impact on the valuation of our investments due to market volatility or counterparty payment risk;

•	statutory and regulatory restrictions on our ability to pay dividends to our shareholders;

•	any applicable regulatory limits on Seacoast National Bank’s ability to pay dividends to us;

•	increases in regulatory capital requirements for banking organizations generally, which may adversely affect our ability to expand our business or could cause us to shrink our business;

•	the risks of mergers, acquisitions and divestitures, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and possible failures to achieve expected gains, revenue growth and/or expense savings from such transactions;

•	changes in technology or products that may be more difficult, costly, or less effective than anticipated;

•	the effects of war or other conflicts, acts of terrorism or other catastrophic events that may affect general economic conditions; and

•	other factors and risks described under “Risk Factors” herein and in any of our subsequent reports that we make with the Securities and Exchange Commission, or the SEC, under the Exchange Act.

All written or oral forward-looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made, except as required by law.

SEACOAST BANKING CORPORATION OF FLORIDA

The following is a very brief summary of our business. It does not contain all of the information that may be important to you. Before you decide to purchase shares or to participate in the Plan, you should read carefully this entire prospectus and any other information we refer to in, or incorporated by reference into, this prospectus.

Seacoast is a bank holding company, incorporated in Florida in 1983, and registered under the Bank Holding Company Act of 1956, as amended, or the BHC Act. Seacoast’s principal subsidiary is Seacoast National Bank, a national banking association. SNB commenced its operations in 1933 and operated as “First National Bank & Trust Company of the Treasure Coast” prior to 2006 when it changed its name to Seacoast National Bank.

Seacoast and its subsidiaries offer a full array of deposit accounts and retail banking services, engage in consumer and commercial lending, and provide a wide variety of trust and asset management services, as well as securities and annuity products, to its customers. During 2013, Seacoast expanded its footprint by strategically opening five new loan production offices in the larger metropolitan markets it serves, more specifically, three in Orlando, one in Boca Raton, and one in Ft. Lauderdale, Florida. More recently, Seacoast further expanded its footprint in Florida. On October 1, 2014, Seacoast completed the acquisition of The BANKshares, Inc. and its wholly-owned banking subsidiary, BankFIRST. Following this acquisition, Seacoast offices now stretch from Broward County north through the Volusia County, into Orlando and Central Florida, and west to Okeechobee and surrounding counties. Following the consummation of the merger, the combined Seacoast franchise has 46 branches in Florida.

Seacoast is one of the largest community banks headquartered in Florida with approximately $3.0 billion in assets and approximately $2.3 billion in deposits following the acquisition of BANKshares on October 1, 2014.

Our principal executive offices are located at 815 Colorado Avenue, Stuart, Florida 34994, and the telephone number at that address is (772) 287-4000. Our website is located at www.seacoastbanking.net. We are not incorporating any information from our website into this prospectus, and none of the information on our website is included or made a part of this prospectus.

RISK FACTORS

Our business is subject to uncertainties and risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risks described under “Risk Factors” in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (which descriptions are incorporated by reference herein), as well as the other information and filings that we make with the SEC before making a decision to invest in our securities. We encourage you to read these risk factors in their entirety. In addition to these risks, other risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business operations and financial condition. Such risks could cause actual results to differ materially from anticipated results, which could cause the trading price of our common stock to decline, perhaps significantly, and you may lose part or all of your investment.

USE OF PROCEEDS

We intend to use any net proceeds that we receive from our sale of the newly issued securities offered by this prospectus for general corporate purposes.

THE PLAN

What is the Purpose of the Plan?

The Plan provides our existing shareholders and new investors with a convenient and economical means of purchasing shares of our common stock and investing all or a portion of any cash dividends in additional shares, all without payment of brokerage commissions, service charges or other fees. In addition, the Plan can provide us with a means of raising additional capital for general corporate purposes through the sale of common stock under the Plan.

Who Can Join?

The Plan presently is open to United States residents only. If you are a United States resident, you may participate in the Plan in one of the following ways:

☐	Current Seacoast Shareholders of Record. If you have at least one share of our common stock registered in your name, you are eligible to join the Plan. If you hold shares through a bank or broker (that is, in “street name”), then you may become eligible to join the Plan by asking the bank or broker to have at least one share registered in your name. You must keep at least one share in your Plan account to maintain your eligibility.

☐	Other Investors may make an Initial Cash Investment of at Least $1,000. If you are not a shareholder of record of Seacoast, you can become eligible to participate in the Plan by initially investing at least $1,000 into the Plan, and you can invest up to a maximum of $250,000 annually. Your initial investment will be used to purchase shares of our common stock for your Plan account.

How Do I Enroll?

☐	Current Shareholders of Record. If you are the holder of record of at least one share of our common stock, then you may enroll in the Plan by completing the enrollment form that accompanies this prospectus and returning it to the Plan administrator, Continental Stock Transfer & Trust Company. If you own shares but they are held in street name, then you may become an owner of record by asking to have your shares registered in your name. At least one of your shares needs to be transferred into your name as the record owner before you become eligible to participate in the Plan. Once you have at least one share registered in your name, you may enroll in the Plan by completing the enrollment form and returning it to the Plan administrator. After you enroll, all of your shares that are registered in the exact same name as on the transaction form and held by you as the record owner, whether you acquired them before or after you joined the Plan, will automatically be treated as Plan shares. Shares held by your broker or bank may not participate in the Plan or be entitled to reinvest dividends under the Plan. The Plan administrator must receive your transaction form at least five days prior to the dividend record date for your cash dividends for that quarter to be reinvested.

☐	Persons Who Are Not Shareholders. If you are not a shareholder, then you may enroll in the Plan by filling out the enrollment form that accompanies this prospectus and returning it to the Plan administrator, Continental Stock Transfer & Trust Company, together with a check for at least $1,000 (up to a maximum annual investment of $250,000) payable to “Continental Stock Transfer & Trust Company.”

Can Our Officers or Directors Participate In the Plan?

Seacoast’s officers and directors may participate in the Plan. However, optional cash investments and purchases of our shares of common stock with reinvested dividends by our directors and officers must be made in compliance with our company policies as well as all applicable laws and regulations.

Will Cash Dividends Be Paid While the Plan is in Effect?

Our board of directors has the discretion to declare and pay cash dividends from time to time, subject to statutory and regulatory requirements, our capital adequacy, earnings, liquidity and other factors. While we do not currently expect to pay cash dividends on our common stock, we hope to resume dividend payments in the future; however, the amount and timing of dividends is at our discretion and may be changed, or the payment of dividends terminated, at any time without notice. Under the Plan, all cash dividends paid on shares held in the Plan will be automatically reinvested to purchase additional shares.

How Do I Make Optional Cash Investments Through the Plan?

☐	Additional Investments. Once you are enrolled in the Plan, you can make additional cash investments at any time with as little as $50, subject to a maximum aggregate annual investment of $250,000, either by check or by automatic deduction from your bank account. Purchases will be made monthly.

•	Payment by Check. If you wish to make additional investments by check, then you may forward a check made payable to “Continental Stock Transfer & Trust Company,” as Plan administrator, together with a completed transaction form.

•	Payment by Direct Draft or Debit Transaction. If you wish to begin having funds automatically withdrawn from your bank account on a monthly basis to purchase additional shares of our common stock under the optional cash investment feature of the Plan, please indicate on the transaction form, or any subsequent transaction form, as applicable, the bank deposit account that you wish to periodically debit and from which you wish the funds to be paid, and the amount of cash investment to be made each month. Please include a voided check for the account as well. Once you have submitted the proper form and indicated the automatic monthly deduction amounts, funds will be drawn from your designated bank account on or about the 22nd day of each month, and will be invested in additional shares of our common stock under the terms of the Plan.

•	Changes to Your Preferences. You may change your optional cash investment preferences, change the amount drawn from your bank account each month or the bank account from which your funds are to be drawn by completing and sending a transaction form to the Plan administrator.

☐	Maximum Annual Investment. The most that you can invest (not including dividends on shares in the Plan) through the Plan in any calendar year is $250,000.

☐	Returned Checks / Failed Transfers. The Plan administrator will process only those purchases for which it has received good and collected funds. If your check is returned or an automatic withdrawal cannot be processed due to insufficient funds or otherwise, the Plan administrator will not process your request until it receives good and collected funds covering your purchase and any applicable service fee or transaction fee incurred in connection with the insufficient funds.

How Can I Change Automatic Investments?

If you wish to change or stop automatic monthly investments, you should send a completed transaction form to the Plan administrator changing or terminating your automatic investments. However, the Plan administrator must receive your transaction report on or before the fifth business day preceding the Plan’s scheduled purchase date in which your next scheduled automatic investment will occur to avoid having those funds withdrawn from your bank account.

How Do I Purchase Shares Through the Plan?

☐	Dividends on All Shares in the Plan are Reinvested. All cash dividends paid on shares held in the Plan will be automatically reinvested to purchase additional shares. The Plan does not permit partial reinvestment, and therefore you cannot direct the reinvestment of cash dividends on fewer than all of your shares in the Plan.

☐	Delivery of Funds. We will deliver the cash dividends to the Plan administrator on the dividend payment date for each quarter for which we pay a dividend. Funds automatically drawn from your bank account will be delivered to the Plan administrator for optional cash investments five business days preceding the Plan’s scheduled purchase date, regardless of whether we declare and pay a dividend during the quarter in which a particular month falls.

☐	Method of Purchase. The Plan administrator will, at our election, purchase shares from us, or purchase shares through the “open market” on the NASDAQ Global Select Market, in the open market or in negotiated transactions with persons not affiliated with us or any of our subsidiaries, or any combination of these sources. All purchases will be made through the Plan administrator, which serves as an independent agent for the Plan. Dividends may be combined with pending optional cash investments, and purchases may be executed on a combined basis.

☐	Timing of Purchases. The Plan administrator will make reasonable efforts to reinvest the cash dividends and invest all optional cash investments promptly after receipt of funds, normally once each month, and in no event later than 30 days after such receipt. In rare instances, purchases may be delayed to meet regulatory or emergency suspensions of trading or other events affecting the receipt and execution of orders by brokers or markets. You will not receive any interest on any cash dividends or optional cash investments pending their investment.

You will not be able to instruct the Plan administrator to purchase shares at a specific time or at a specific price. The Plan administrator must receive funds at least five business days prior to the Plan’s scheduled purchase date for the current month to ensure shares are purchased for the current month.

☐	Purchase and Sale Prices. If the Plan administrator purchases shares of our common stock in the open market or in negotiated transactions, then the price at which shares will be deemed to have been purchased for you will be the weighted average price actually paid at that time to purchase shares under the Plan. The Plan administrator, in accordance with the provisions of the Plan, is responsible for determining the timing and pricing of shares to be purchased other than from us. If the Plan administrator purchases shares of our common stock directly from us (whether from our treasury account or newly issued shares), your purchase price will be the average of the NASDAQ Global Select Market high and low prices for the shares on the purchase date. If no actual trades have occurred on this day, then the price will be the average of the bid and ask (or high and low) prices on the last day on which an actual trade occurred. In all cases, the number of shares credited to your account will depend upon the amount of the cash dividend and the purchase price of the shares. Fractional shares will be credited to your account, computed up to four decimal places.

The sale price per share will be the weighted average price per share of all shares sold in the market to fill a combined sale order for the Plan.

Filling a purchase or sale order may require multiple trades and may take multiple trading days to complete.

The price per share of our common stock paid or received by the Plan administrator may be more or less than the price per share at the time you request a purchase or sale. You may not be able to cancel instructions given to the Plan administrator, except as described in this prospectus.

☐	Book-Entry Ownership. All shares purchased through the Plan will be held in book-entry form in your account on the Plan administrator’s records. Ownership in book-entry form means that, while you will have full beneficial ownership of your Plan shares, you will not receive a paper stock certificate. Book-entry ownership eliminates the risk and expense of replacing lost or stolen certificates, assures that your shares are always available should you need to deliver them for transfer, and avoids your costs in maintaining a safe deposit box or other place to store your certificates. However, if you prefer to hold your Plan shares in certificated form, then you may receive certificates by sending a written request to the Plan administrator.

How Many Shares will be Purchased for My Plan Account?

The number of shares that will be purchased and credited to your Plan account depends on the amount of the cash dividend declared and paid, and the amount of your optional cash investment, if any, and the applicable purchase price to be paid for each share of our common stock. Your Plan account will be credited with the actual number of shares purchased, including fractional shares carried out to four decimal places.

How Do I Sell My Plan Shares?

You can sell some or all your shares in the Plan by sending a transaction form to the administrator requesting that your shares be withdrawn from the Plan. The Plan administrator will sell the shares for you, and send you the proceeds, less any applicable fees (described below).

How Do I Withdraw from the Plan?

☐	You can withdraw all or a portion of whole shares from your Plan account at any time by sending a transaction form to the Plan administrator requesting that your shares be withdrawn from the Plan. After receipt of your request, the appropriate number of shares will be withdrawn and placed in direct registration book-entry form (unless you have made a written request to receive such shares in certificate form, in which case such certificates will be mailed to your address of record). Your dividend reinvestment election will continue unless you withdraw all your Plan shares, or unless you are no longer the record owner of such shares. If you withdraw all your Plan shares, your participation in the Plan will be terminated, and all dividends declared and paid, but with which the Plan administrator has yet to purchase shares, will be paid to you. The Plan administrator may close any Plan account that holds less than one share. Any fractional share in your Plan account will be sold, and a check for the sale proceeds, less applicable fees, will be mailed to your address of record.

☐	All withdrawal requests received on or after a declared dividend record date will be processed after dividend reinvestment shares have been allocated to shareholder accounts.

Can My Participation in the Plan be Terminated?

☐	We may also terminate the Plan or your participation in the Plan after written notice in advance mailed to you at the address appearing in the Plan administrator’s records. If your participation in the Plan has been terminated, the whole shares held in your account will be withdrawn and placed in a direct registration book-entry account in your name, and a statement will be mailed to your address of record, along with a check for the cash value, less applicable fees, of any fractional shares held in your account.

Can I Change the Name on My Plan Account, or Give or Transfer My Shares in the Plan to Other People?

☐	You may change the name on your Plan account, transfer shares, or gift shares in your Plan account at any time by completing the appropriate section of the transaction form that accompanies this prospectus, and mailing it to the Plan administrator. Transfers may be made in book-entry or certificated form.

☐	You can withdraw all or a portion of the shares from your Plan account at any time by sending a transaction form to the Plan administrator requesting that your shares be withdrawn from the Plan. After receipt of your request, the appropriate number of shares will be withdrawn and placed in direct registration book-entry form (unless you have made a written request to receive such shares in certificate form, in which case such certificates will be mailed to your address of record.) Your dividend participation option will remain the same unless you withdraw all of your Plan shares.

☐	If you withdraw all of your whole and fractional Plan shares, your participation in the Plan will be terminated and any future dividends will be paid by check or direct deposit to your bank account and will not be reinvested. At its discretion, the Plan administrator also may close any Plan account that contains less than one share of Company common stock. Any fractional share in your Plan account will be sold, and a check for the sale proceeds less applicable fees will be mailed to your address of record.

Can I Pledge My Plan Shares?

You may not pledge or assign book-entry shares held in your Plan account. Unless you first remove your shares from the Plan and request stock certificates for the shares, you will not be able to pledge or hypothecate any shares held in your Plan account. No attempted pledge or hypothecation will be effective because your Plan shares are held by the independent agent in “nominee name” and in book-entry form for your benefit.

Can the Plan Safekeep My Share Certificates?

If you hold certificates representing shares, whether or not they were acquired through the Plan, you can deposit them in the Plan for dividend reinvestment and safekeeping. The administrator will reflect the shares represented by those certificates in book-entry form in your Plan account. To deposit certificates into the Plan for safekeeping, send them via registered mail to the Plan administrator, Continental Stock Transfer & Trust Company, at the address set forth under the section “How Do I Obtain Additional Information? How Do I Contact the Administrator?” A completed and signed transaction form must accompany your certificates, which should not be endorsed. You are responsible for delivery of such shares, and any certificates that you mail to us should be insured against loss or theft.

How Do I Obtain Certificates for My Shares in the Plan?

You can obtain certificates for any or all of the whole shares held in your Plan account in book-entry form at any time for free. To obtain certificates, you must submit a transaction form to the Plan administrator. Please allow 30 days for the administrator to process your request.

Will I Have to Pay any Fees to Participate in the Plan?

☐	There is no fee to enroll in the Plan.

☐	You will not be charged any fees or commissions when you reinvest your dividends, purchase or transfer your shares under the Plan, deposit shares in the Plan for safekeeping or obtain certificates for shares held in book-entry form.

☐	If your check is returned due to non-sufficient funds or otherwise, you will be charged a service fee of $25.00. Of course, until the administrator receives good funds, it will be unable to complete the transaction that you requested.

☐	Upon the termination of your participation in the Plan through a sale of your shares, you will incur a fee of $10.00. This fee is a termination fee for the sale and does not include any broker’s or other fees that you may have to pay.

☐	We may change the Plan’s fees and charges at any time upon 30 days’ notice.

When will I Receive Plan Statements and Forms?

Each time that you reinvest dividends or purchase shares through the Plan, you will receive a statement confirming your transaction. Each statement will also include a blank transaction form that will help you make additional investments or withdrawals. Each statement that you receive will be cumulative for the then current year, and the last statement that you receive in a given year will serve as your annual statement of Plan activities.

What Are the U.S. Federal Income Tax Consequences of My Participation in the Plan?

The following is a summary of the U.S. federal income tax consequences of participation in the Plan as of the date of this prospectus. However, this summary does not reflect every situation that could result from participation in the Plan, and is not intended to apply to persons who are not U.S. residents or citizens or to certain types of investors, such as tax-exempt entities. We advise you to consult your own tax advisors for information about your specific situation.

In general, all dividends that are reinvested in the Plan – are taxable to you as dividends for U.S. federal income tax purposes as if they had been paid to you in cash. In addition, any commissions or fees on purchases of shares purchased through the Plan that are paid by us on your behalf will be subject to income tax. The total amount of cash dividends and other distributions will be reported to you and to the Internal Revenue Service on the appropriate tax form shortly after the end of each year.

Your tax basis in shares purchased or resulting from reinvested dividends under the Plan will be equal to the price at which such shares are credited to your Plan account, plus the amount of any commissions or fees, if any, with respect to such shares paid by us on your behalf. Your holding period for shares acquired with reinvested cash dividends generally will commence on the day after the dividend payment date. If, however, the shares are acquired with optional cash investments or are purchased with reinvested cash dividends in the open market, the holding period will commence on the day after the date of purchase.

You will not recognize gain or loss for U.S. federal income tax purposes upon direct registration of the shares credited to your Plan account. However, you will generally recognize gain or loss when you sell or exchange shares received from the Plan or when we redeem a fractional share interest. Such gain or loss will equal the difference between the amount that you receive for such shares or such fractional share interest and your tax basis.

In the case of Plan participants whose cash dividends are subject to U.S. backup withholding, to the extent that you elect dividend reinvestment, the Plan administrator will reinvest cash dividends less the amount of tax required to be withheld. You are responsible for timely filing any documentation required to receive a credit or refund of cash dividends that were subjected to U.S. backup withholding.

The foregoing is intended only as a general discussion of the current U.S. federal income tax consequences of participation in the Plan, and may not be applicable to certain participants, such as tax-exempt entities. You should consult your own tax advisers regarding the foreign, U.S. federal, state and local income, estate, and other tax consequences (including the effects of any changes in applicable law or interpretations thereof) of your individual participation in the Plan or the disposal of shares acquired pursuant to the Plan.

What Communications Will I Receive From You? How Do I Vote My Shares?

As a Plan participant, you will receive all communications sent to our shareholders. For any meeting of our shareholders, as long as there are shares in your Plan account on the relevant record date, you can attend and vote at the meeting. You will receive a proxy that will enable you to vote the shares held in your Plan account combined with any shares held by you in direct registration or physical certificate form. By participating in the Plan, you authorize us to combine our communications to you, as a Plan participant, with all of our other mailings to you and others in your household.

How Will Stock Splits and Other Distributions Affect My Plan Shares?

If we declare a stock split or stock dividend, your Plan account will be credited automatically by book-entry with the appropriate number of additional whole and fractional shares issued with respect to both your certificates and book-entry shares participating in your Plan account. In the event that we offer any stock subscription or other rights to our shareholders, the administrator will make them available to you with respect to the certificates and book-entry shares participating in your Plan account.

If we declare a reverse stock split, a certain number of shares (depending on the applicable ratio) of our existing common stock will be combined into one share of common stock. In this situation, shares in your Plan account will also be combined in accordance with the terms of the reverse stock split.

Can the Plan be Changed?

We may suspend, modify or discontinue the Plan at any time. We will send you a written notice of any significant changes. Under no circumstances will any amendment decrease the number of shares that you own.

How is the Plan Administered?

The Plan is administered by Continental Stock Transfer & Trust Company, as the current Plan administrator. The Plan administrator keeps records, sends statements and performs other duties relating to the Plan. The Plan administrator also acts as the depositary, transfer agent, registrar and dividend disbursing agent for the shares, and purchases and sells shares as agent for the Plan. We may replace the Plan administrator, and the Plan administrator may resign, at any time, in which case we would designate a new administrator and deliver a notice to you informing you of such change.

The administrator will accept payment for initial cash investments and additional investments in United States dollars only, and does not accept checks or drafts from third parties. If you send payment to the administrator for investment in the Plan in any currency other than United States dollars, then the administrator will return such funds to you, without interest.

Who Regulates and Interprets the Plan?

We and the Plan administrator reserve the right to interpret and regulate the Plan as we may deem necessary or desirable, and in the best interests of the Plan. We have the flexibility to terminate or discontinue the Plan at any time. Any interpretations or regulation will be final. The Plan, the Plan accounts and any related documentation will be governed by and construed in accordance with the laws of the State of Florida.

How Do I Obtain Additional Information? How Do I Contact the Administrator?

For information regarding the Plan, additional forms, help with Plan transactions or answers to your questions, please contact the Plan administrator at:

Continental Stock Transfer & Trust Company

17 Battery Place South, 8th Floor

New York, NY 10004

Attention: Dividend Reinvestment Dept.

You may call the Plan administrator at 1-800-509-5586.

Am I Protected Against Losses?

Your investment in the Plan is no different from any investment in shares of our common stock. If you choose to participate in the Plan, then you should recognize that none of us, our subsidiaries and affiliates, or the Plan administrator can assure you of a profit or protect you against loss on the shares that you purchase under the Plan. You bear the risk of loss in value and enjoy the benefits of gains with respect to all your shares. You need to make your own independent investment and participation decisions consistent with your situation and needs. None of us, our subsidiaries and affiliates, or the Plan administrator can guarantee liquidity in the markets, and the value and marketability of your shares may be adversely affected by market conditions and our financial results.

Plan accounts are not insured by the Securities Investor Protection Corporation or any other entity. Plan accounts and shares held by the Plan are not savings accounts or deposits and are not insured by the FDIC or any other governmental agency.

Neither we, our subsidiaries, our affiliates, nor the Plan administrator will be liable for any act, or for any failure to act, as long as we or they have made good faith efforts to carry out the terms of the Plan, as described in this prospectus and on the forms that are designed to accompany each investment or activity.

In addition, the purchase and sale prices for shares acquired or sold through the Plan will vary and cannot be predicted. The purchase price may be different from (more or less than) the price of acquiring shares on the open market on the related dividend payment or optional cash purchase date. Your investment in Plan shares will be exposed to changes in market conditions and changes in the market value of the shares. Your ability to sell or otherwise liquidate shares under the Plan is subject to the terms of the Plan and the withdrawal procedures. Also, no interest will be paid on dividends, cash or other funds held by the administrator pending investment.

What Other Risks Will I Face Through My Participation in the Plan?

The following summary identifies several of the risks that you may face by virtue of your participation in the Plan. There may be additional risks that are not listed below, and you should consult your financial, tax, legal and other advisors prior to determining whether to participate in the Plan.

☐	There is No Price Protection for Your Shares in the Plan. Your investment in the shares held in the Plan will be exposed to changes in market conditions and changes in the market value of the shares. Your ability to liquidate or otherwise dispose of shares under the Plan is subject to the terms of the Plan and the withdrawal procedures thereunder. You may not be able to withdraw or sell your shares in the Plan in time to react to market conditions.

☐	The Purchase Price for Shares Purchased under the Plan Will Vary. The purchase price for any shares that you purchase under the Plan will vary and cannot be predicted. You may purchase shares at a purchase price that is different from (more or less than) the price that you would pay if you acquired shares on the open market on the related dividend payment date or optional cash purchase date.

☐	We May Not Pay Dividends. We do not currently pay dividends. In the future, if we resume paying dividends, then we may at any time, and from time to time, and for any reason, determine not to pay dividends. In that case, you will not receive any dividends on your shares in the Plan or otherwise.

☐	You Will Not Earn Any Interest on Your Dividends or Cash Pending Investment. No interest will be paid on dividends, cash or other funds held by the administrator pending investment or disbursement.

☐	The Market Prices for Our Common Stock Vary, and You Should Purchase Shares for Long-Term Investment Only. Although our common stock currently is traded on the NASDAQ Global Select Market, we cannot assure you that there will, at any time in the future, be an active trading market for our common stock. Even if there is an active trading market for our common stock, we cannot assure you that you will be able to sell all your shares at one time or at a favorable price, if at all. As a result, you should participate in the Plan only if you are capable of, and seeking to make a long-term investment in our common stock.

PLAN OF DISTRIBUTION

Except to the extent that the Plan administrator purchases shares of our common stock in open market transactions, we will sell shares of our common stock directly to the Plan administrator for purchase on behalf of Plan participants. The shares, including shares acquired pursuant to completed transaction forms, may be resold in market transactions on any securities market or securities exchange on which shares of our common stock trade or in privately negotiated transactions. Our common stock currently is listed on the NASDAQ Global Select Market under the ticker symbol “SBCF”.

We may sell shares of our common stock through the Plan to persons who, in connection with the resale of the shares, may be considered underwriters. In connection with these types of transactions, compliance with Regulation M under the Exchange Act would be required. We will not give any person any rights or privileges other than those that the person would be entitled to as a participant under the Plan. We will not enter into any agreement with any person regarding the person’s purchase, resale or distribution of shares.

Subject to the availability of shares of our common stock registered for issuance under the Plan and subject to the restrictions on transfer set forth in our charter, there is no total maximum number of shares that can be issued pursuant to the reinvestment of dividends and optional cash investments. Generally, there are no fees charged to participants in the Plan (although we may change the Plan’s fees and charges at any time upon 30 days’ notice). However, you will be charged a fee of $10.00 upon termination of your participation in the Plan through a sale of your shares, plus any broker’s or other fees you may have to pay, and fees will be charged for checks or other funds transfers that fail to clear or are returned unpaid for any reason.

Description of Capital Stock

The following description of our capital stock is a summary only and is subject to applicable provisions of the Florida Business Corporation Act, as amended, which we refer to as the Florida Act, and to our amended and restated articles of incorporation, as amended, or our Articles of Incorporation and our amended and restated bylaws, or our Bylaws. You should refer to, and read this summary together with, our Articles of Incorporation and Bylaws to review all of the terms of our capital stock. Our Articles of Incorporation and Bylaws are incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 17, 2014.

Common Stock

General

Under our amended and restated articles of incorporation, we may issue up to 60 million shares of common stock, par value of $0.10 per share. As of November 7, 2014, 33,139,333 shares of our common stock were issued and 33,119,251 shares of our common stock were outstanding. All outstanding shares of our common stock are fully paid and nonassessable. Our common stock is listed on the NASDAQ Global Select Market under the symbol “SBCF.”

Voting Rights

Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. The holders of our common stock possess exclusive voting power, except as otherwise provided by law or by articles of amendment establishing any series of our preferred stock.

There is no cumulative voting in the election of directors, which means that the holders of a plurality of our outstanding shares of common stock can elect all of the directors then standing for election. Since the closing of the CapGen offering on December 17, 2009, or the CapGen Offering, CapGen Capital Group III LP, or CapGen, has been entitled to appoint one director to our board of directors, so long as CapGen retains ownership of all of the shares of common stock purchased in that offering, as adjusted to the extent applicable.

When a quorum is present at any meeting, questions brought before the meeting will be decided by the vote of the holders of a majority of the shares present and voting on such matter, whether in person or by proxy, except when the meeting concerns matters requiring the vote of the holders of a majority of all outstanding shares under applicable Florida law. Our articles of incorporation provide certain anti-takeover provisions that require super-majority votes, which may limit shareholders’ rights to effect a change in control as described under the section below entitled “Anti-Takeover Effects of Certain Articles of Incorporation Provisions.”

Dividends, Liquidation and Other Rights

Holders of shares of common stock are entitled to receive dividends only when, as and if approved by our board of directors from funds legally available for the payment of dividends. Our shareholders are entitled to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, after payment of, or adequate provision for, all of our known debts and liabilities and of any preferences of any series of our preferred stock that may be outstanding in the future. These rights are subject to the preferential rights of any series of our preferred stock that may then be outstanding.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Our board of directors, under our articles of incorporation, may issue additional shares of our common stock or rights to purchase shares of our common stock without the approval of our shareholders.

Transfer Agent and Registrar

Subject to compliance with applicable federal and state securities laws, our common stock may be transferred without any restrictions or limitations. The transfer agent and registrar for shares of our common stock is Continental Stock Transfer and Trust Company.

Preferred Stock

We are authorized to issue 4 million shares of preferred stock, 2,000 shares of which have been designated as Series A Preferred Stock, and 50,000 of which have been designated as Series B Preferred Stock. On December 31, 2013, we redeemed in full all 2,000 shares of Series A Preferred Stock then issued and outstanding. Such Series A Preferred Stock was originally issued to the U.S. Treasury Department under the Capital Purchase Program and subsequently auctioned to private investors. No shares of Series A Preferred Stock or Series B Preferred Stock are issued and outstanding as of the date of this prospectus.

The following outlines the general provisions of the shares of preferred stock, par value $0.10 per share, or “preferred stock,” that we may offer from time to time. The specific terms of a series of preferred stock will be described in the applicable prospectus supplement relating to that series of preferred stock. The following description of the preferred stock and any description of preferred stock in a prospectus supplement is only a summary and is subject to and qualified in its entirety by reference to the articles of amendment to our amended and restated articles of incorporation relating to the particular series of preferred stock, a copy of which we will file with the SEC in connection with the sale of any series of preferred stock.

General

Under our amended and restated articles of incorporation, our board of directors is authorized, without shareholder approval, to adopt resolutions providing for the issuance of up to 4 million shares of preferred stock, par value $0.10 per share, in one or more series. Our board of directors may fix the voting powers, designations, preferences, rights, qualifications, limitations and restrictions of each series of preferred stock.

In addition, as described under “Description of Depositary Shares,” we may, instead of offering full shares of any series of preferred stock, offer depositary shares evidenced by depositary receipts, each representing a fraction of a share of the particular series of preferred stock issued and deposited with a depositary. The fraction of a share of preferred stock which each depositary share represents will be set forth in the prospectus supplement relating to such depositary shares.

The prospectus supplement relating to a particular series of preferred stock will contain a description of the specific terms of that series, including, as applicable:

•	the title, designation, number of shares and stated or liquidation value of the preferred stock;

•	the dividend amount or rate or method of calculation, the payment dates for dividends and the place or places where the dividends will be paid, whether dividends will be cumulative or noncumulative, and, if cumulative, the dates from which dividends will begin to accrue;

•	any conversion or exchange rights;

•	whether the preferred stock will be subject to redemption and the redemption price and other terms and conditions relative to the redemption rights;

•	any liquidation rights;

•	any sinking fund provisions;

•	any voting rights;

•	the exchange or market, if any, where the preferred stock will be listed or traded; and

•	any other rights, preferences, privileges, limitations and restrictions that are not inconsistent with the terms of our amended and restated articles of incorporation.

Upon the issuance and payment for shares of preferred stock, the shares will be fully paid and nonassessable. Except as otherwise may be specified in the prospectus supplement relating to a particular series of preferred stock, holders of preferred stock will not have any preemptive or subscription rights to acquire any class or series of our capital stock and each series of preferred stock will rank prior to our common stock as to dividends and any distribution of our assets.

The rights of holders of our preferred stock may be adversely affected in the future by the rights of holders of any new shares of preferred stock that may be issued by us in the future. Our board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purposes, including issuance in connection with a shareholders’ rights plan or with terms that may discourage a change in control of us. The ability of our board of directors to a designate series and issue shares of preferred stock without further shareholder approval may discourage or make more difficult attempts by others to acquire control of us. See “Anti-Takeover Effects of Certain Articles of Incorporation Provisions.”

Redemption

If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at our option, and may be mandatorily redeemable or convertible. Restrictions, if any, on the repurchase or redemption by us of any series of our preferred stock will be described in the applicable prospectus supplement relating to that series. Generally, any redemption of our preferred stock will be subject to prior Federal Reserve Board approval. Any partial redemptions of preferred stock will be made in a way that our board of directors decides is equitable.

Upon the redemption date of shares of preferred stock called for redemption or upon our earlier call and deposit of the redemption price, all rights of holders of the preferred stock called for redemption will terminate, except for the right to receive the redemption price.

Dividends

Holders of each series of preferred stock will be entitled to receive cash dividends only when, as and if declared by our board of directors out of funds legally available for dividends. The rates or amounts and dates of payment of dividends will be described in the applicable prospectus supplement relating to each series of preferred stock. Dividends will be payable to holders of record of preferred stock on the record dates fixed by our board of directors. Dividends on any series of preferred stock may be cumulative or noncumulative, as described in the applicable prospectus supplement.

Our board of directors may not declare, pay or set apart funds for payment of dividends on a particular series of preferred stock unless full dividends on any other series of preferred stock that ranks equally with or senior to such series of preferred stock have been paid or sufficient funds have been set apart for payment for either of the following:

•	all prior dividend periods of each series of preferred stock that pay dividends on a cumulative basis; or

•	the immediately preceding dividend period of each series of preferred stock that pays dividends on a noncumulative basis.

Partial dividends declared on shares of any series of preferred stock and other series of preferred stock ranking on an equal basis as to dividends will be declared pro rata. A pro rata declaration means that the ratio of dividends declared per share to accrued dividends per share will be the same for all series of preferred stock of equal priority.

Liquidation Preference

In the event of the liquidation, dissolution or winding-up of us, holders of each series of preferred stock will have the right to receive distributions upon liquidation in the amount described in the applicable prospectus supplement relating to each series of preferred stock, plus an amount equal to any accrued but unpaid dividends. These distributions will be made before any distribution is made on our common stock or on any other securities ranking junior to such preferred stock upon liquidation, dissolution or winding-up.

If the liquidation amounts payable to holders of preferred stock of all series ranking on a parity regarding liquidation are not paid in full, the holders of the preferred stock of these series will have the right to a ratable portion of our available assets up to the full liquidation preference. Holders of these series of preferred stock or such other securities will not be entitled to any other amounts from us after they have received their full liquidation preference.

Voting Rights

The holders of shares of preferred stock will have no voting rights, except:

•	as otherwise stated in the applicable prospectus supplement;

•	as otherwise stated in the articles of amendment to our amended and restated articles of incorporation establishing the series of such preferred stock; and

•	as otherwise required by applicable law.

ANTI-TAKEOVER EFFECTS OF CERTAIN ARTICLES OF INCORPORATION PROVISIONS

Our amended and restated articles of incorporation contain certain provisions that make it more difficult to acquire control of us by means of a tender offer, open market purchase, a proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of us to negotiate with our directors. We believe that, as a general rule, the interests of our shareholders would be best served if any change in control results from negotiations with our directors.

We have a classified board to which approximately one-third of our board of directors is elected each year at our annual meeting of shareholders. Accordingly, our directors serve three-year terms rather than one-year terms. The classification of our board of directors has the effect of making it more difficult for shareholders to change the composition of our board of directors. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Such a delay may help ensure that our directors, if confronted by a shareholder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of our shareholders. The classification provisions apply to every election of directors, however, regardless of whether a change in the composition of our board of directors would be beneficial to us and our shareholders and whether or not a majority of our shareholders believe that such a change would be desirable.

The classification of our board of directors could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of us, even though such an attempt might be beneficial to us and our shareholders. The classification of our board of directors could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification of our board of directors may discourage accumulations of large blocks of our stock by purchasers whose objective is to take control of us and remove a majority of our board of directors, the classification of our board of directors could tend to reduce the likelihood of fluctuations in the market price of our common stock that might result from accumulations of large blocks of our common stock for such a purpose. Accordingly, our shareholders could be deprived of certain opportunities to sell their shares at a higher market price than might otherwise be the case.

Our amended and restated articles of incorporation require the affirmative vote of the holders of not less than two-thirds of all the shares of our stock outstanding and entitled to vote generally in the election of directors in addition to the votes required by law or elsewhere in the Articles of Incorporation, the bylaws or otherwise, to approve: (a) any sale, lease, transfer, purchase and assumption of all or substantially all of our consolidated assets and/or liabilities, (b) any merger, consolidation, share exchange or similar transaction of the Company, or any merger of any significant subsidiary, into or with another person, or (c) any reclassification of securities, recapitalization or similar transaction that has the effect of increasing other than pro rata with the other shareholders, the proportionate amount of shares that is beneficially owned by an Affiliate (as defined in our Articles of Incorporation). Any business combination described above may instead be approved by the affirmative vote of a majority of all the votes entitled to be cast on the plan of merger if such business combination is approved and recommended to the shareholders by (x) the affirmative vote of two-thirds of our board of directors, and (y) a majority of the Continuing Directors (as defined in our amended and restated articles of incorporation).

Our amended and restated articles of incorporation also contain additional provisions that may make takeover attempts and other acquisitions of interests in us more difficult where the takeover attempt or other acquisition has not been approved by our board of directors. These provisions include:

•	A requirement that any change to our articles of incorporation relating to the structure of our board of directors, certain anti-takeover provisions and shareholder proposals must be approved by the affirmative vote of holders of two-thirds of the shares outstanding and entitled to vote;

•	A requirement that any change to our Bylaws, including any change relating to the number of directors, must be approved by the affirmative vote of either (a) (i) two-thirds of our board of directors, and (ii) a majority of the Continuing Directors (as defined in our amended and restated articles of incorporation) or (b) two-thirds of the shares entitled to vote generally in the election of directors;

•	A requirement that shareholders may call a meeting of shareholders on a proposed issue or issues only upon the receipt by us from the holders of 50% of all shares entitled to vote on the proposed issue or issues of signed and dated written demands for the meeting describing the purpose for which it is to be held; and

•	A requirement that a shareholder wishing to submit proposals for a shareholder vote or nominate directors for election comply with certain procedures, including advanced notice requirements.

Our amended and restated articles of incorporation provide that, subject to the rights of any holders of our preferred stock to act by written consent instead of a meeting, shareholder action may be taken only at an annual meeting or special meeting of the shareholders and may not be taken by written consent. The articles also include provisions that make it difficult to replace directors. Specifically, directors may be removed only for cause and only upon the affirmative vote at a meeting duly called and held for that purpose upon not less than 30 days’ prior written notice of two-thirds of the shares entitled to vote generally in the election of directors. In addition, any vacancies on the board of directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled only by the board of directors (except if no directors remain on the board, in which case the shareholders may act to fill the vacant board).

We believe that the power of our board of directors to issue additional authorized but unissued shares of our common stock or preferred stock without further action by our shareholders, unless required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded, will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. Our board of directors could authorize and issue a class or series of stock that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or that our shareholders otherwise consider to be in their best interest.

EXPERTS

The consolidated financial statements of Seacoast Banking Corporation of Florida and subsidiaries as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of December 31, 2013, expresses an opinion that Seacoast Banking Corporation of Florida and subsidiaries did not maintain effective internal control over financial reporting as of December 31, 2013 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that a material weakness related to the lack of a control designed to provide for an effective review of the accounting for previously recorded charge-offs, a nonroutine matter, related to a matured troubled debt restructured loan has been identified and included in management’s assessment (Item 9A(b)).

LEGAL MATTERS

The legality of the shares of our common stock offered by this prospectus has been passed upon for us by Alston & Bird LLP, Atlanta, Georgia.

CONTACT INFORMATION

Internet:	www.seacoastbanking.net

By Telephone:	1-800-509-5586

By Mail:	General Correspondence and Overnight or Courier Delivery:

Continental Stock Transfer & Trust Company
ATTN: Dividend Reinvestment Department
17 Battery Place, 8th Floor
New York, N. Y. 10004

500,000 Shares

Seacoast Banking Corporation of Florida

Common Stock

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PROSPECTUS

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Dividend Reinvestment

and

Stock Purchase Plan

November 21, 2014